SC 13G


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No....)
FRESH DEL MONTE PRODUCE INC.
.........................................
...................................................................
.

(Name of Issuer)
COMMON SHARES

...................................................................

(Title of Class of Securities)
2118707

...................................................................

(SEDOL Number)
December 31, 2012

............................................................
...............................................

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a
reporting person's initial
filing on this form with respect to the subject class of securities,
and for any subsequent amendment containing information which would alter
the disclosures provided in a prior cover page.

The information required in the remainder of this cover page
shall not be deemed
to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of
the Act (however, see the Notes).


SEDOL No. 2118707
(1)Names of reporting persons. I.R.S. Identification Nos. of above
persons (entities only)
     LETKO, BROSSEAU & ASS. INC.
(2) Check the appropriate box if a member of a
group (see instructions)
(a)
(b)

(3) SEC use only

(4) Citizenship or place of organization     CANADA
Number of shares beneficially owned by each reporting person with:

(5)Sole voting power        3,383,126


(6)Shared voting power


(7)Sole dispositive power    3,383,126


(8)Shared dispositive power

(9)Aggregate amount beneficially owned by each reporting person

     3,383,126

(10)Check if the aggregate amount in Row (9) excludes
certain shares (see instructions)

(11)Percent of class represented by amount in Row 9

        5.82%

(12)Type of reporting person (see instructions)

     OO

Item 1.
Item 1(a) Name of issuer: FRESH DEL MONTE PRODUCE INC.

Item 1(b) Address of issuer's principal executive offices:
     241 Sevilla Avenue, 12th Floor
     Coral Gables,  FL  33134
     United States


Item 2.
2(a) Name of person filing:
     Letko, Brosseau & Ass. Inc.
2(b) Address or principal business office or,
if none, residence:
     1800 Mc Gill College Av.
     Suite 2510
     Montreal, QC
     H3A 3J6
     Canada

2(c) Citizenship:

     Canada

2(d) Title of class of securities:

     Common Shares

2(e) SEDOL No.: 2118707


Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c),
check whether the person filing is a:
a. [ ] Broker or dealer registered under Section 15 of the Act.
b. [ ] Bank as defined in Section 3(a)(6) of the Act.
c. [ ] Insurance company as defined in Section 3(a)(19) of the Act.
d. [ ] Investment company registered under Section 8 of the
Investment Company Act of 1940.
e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f. [ ] An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);

g. [ ] A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
h. [ ] A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
i. [ ] A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act
of 1940;
j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number
and percentage of the class of securities of the issuer identified in
Item 1.
a. Amount beneficially owned: 3,383,126
b. Percent of class: 5.82%
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote: 3,383,126
ii. Shared power to vote or to direct the vote
iii. Sole power to dispose or to direct the disposition of: 3,383,126
iv. Shared power to dispose or to direct the disposition of


Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being
filed to report the fact that as of the date hereof the reporting person
has ceased to be the beneficial owner of more than 5 percent of the class
of securities, check the following [].


Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Clients of Letko, Brosseau & Ass. Inc. have the right to
receive or the power to
direct the receipt of dividends from, or
the proceeds from sale of, the common shares reported as beneficially
owned by Letko, Brosseau & Ass. Inc. No
clients of Letko, Brosseau & Ass. Inc. beneficially owns more than five
percent of Issuer's Common Shares.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security
Being Reported on by the Parent Holding Company or Control Person.

Not Applicable


Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief,
the securities referred to above were not acquired and are not held for
the purpose of or with the effect of changing or influencing the control
of
the issuer of the securities and were not acquired
and are not held in connection
with or as a participant in any transaction having that purpose or
effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true,
complete and correct.

Dated : February 13, 2013

Signature   DANIEL BROSSEAU

Name/Title: Daniel Brosseau/President